SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

April 17, 2018

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294)

Enclosure: Partner Communications Announces Receiving A Lawsuit And A Motion For The Recognition Of This Lawsuit As A Class Action Filed Against The Company And Against 012 Smile Telecom

PARTNER COMMUNICATIONS ANNOUNCES RECEIVING A
LAWSUIT AND A MOTION FOR THE RECOGNITION OF THIS
LAWSUIT AS A CLASS ACTION FILED AGAINST THE
COMPANY AND AGAINST 012 SMILE TELECOM

ROSH HA'AYIN, Israel, April 17, 2018 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that the Company received a lawsuit and a motion for the recognition of this lawsuit as a class action, filed against Partner and its fully owned subsidiary, 012 Smile Telecom Ltd. ("012 Smile") in the Central District Court on April 11, 2018.

The claim alleges that there is a malfunction in the telephony system of Partner and 012 Smile (the "Respondents"), according to which when a call recipient activates a follow-me service to a number abroad (directly or via intermediate destination, from which a follow-me service is also diverted to a number overseas) and the call is diverted abroad via 012 Smile, the call segment charge from Israel to overseas applies to the caller, as if he placed an international call, rather than to the recipient of the call that activated the follow-me service, thereby the Respondents are violating the provisions of the law and the agreements with their customers.

The total amount claimed against the Respondents if the lawsuit is recognized as a class action, was not stated by the plaintiff.

Partner is reviewing and assessing the lawsuit and is unable at this preliminary stage, to evaluate, with any degree of certainty, the probability of success of the lawsuit or the range of potential exposure, if any.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: April 17, 2018